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                            FILED BY COUNTY BANK CORP
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                            COMMISSION FILE: 0-17482

                                SUBJECT COMPANY:
                                COUNTY BANK CORP



March 6, 2001


Dear Shareholder:

I am pleased to announce the first quarter cash dividend. Your Board of Directors approved a $.20 per share dividend, payable March 30, 2001 to shareholders of record March 16, 2001. This is the 142nd consecutive cash dividend paid to our shareholders and an increase of $.02 over March of last year. Earnings for the year 2000 were $3,301,000, another record year. Earnings per share were $2.78 and shareholder equity reached $26,564,000. We closed the year with $225,258,000 in total assets, nearly $18 million higher than 1999.

More important than the quarterly cash dividend, I'm delighted to also announce that your Board of Directors has approved a one time additional cash dividend of $2.50 per share, payable March 30, 2001 to shareholders of record March 16, 2001. This exciting news is the result of our continued high performance. Return on average assets has exceeded our peers for the past eight years. As a result, our capital continues to be above peer and substantially higher than regulatory requirements. We accumulate capital as any prudent corporation would, recognizing the accumulation could be leveraged to enhance shareholder value in a variety of ways. Currently, there is nothing on the horizon, thus we're sharing the capital with our shareholders who have been so supportive over the years. After the dividend payment, capital will remain at a strong level and continue to provide protection for our depositors. Relative to "the market", our stock price has held up very well. Currently the book value is $22.62 with a bid price of $39. Recent sales have been in the $37 range. We are pleased with the consistency of our stock.

Our Annual Shareholders meeting will be held Friday, April 20, 2001 at 3:00 p.m. at the Lapeer Country Club. Please join me there and many thanks for your support.

Very truly yours,



CURT CARTER
President

CC/lkt